

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 28, 2017

Peter D. Aquino
President and Chief Executive Officer
Internap Corporation
One Ravinia Drive, Suite 1300
Atlanta, Georgia 30346

> **Re:** **Internap Corporation**
> **Registration Statement on Form S-3**
> **Filed March 27, 2017**
> **File No. 333-216965**

Dear Mr. Aquino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor at (202) 551-3579 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Thomas A. Monson, Esq.
Jenner & Block LLP